Exhibit 99.2 - Supplemental Information
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(1) The securities to which this report relates were purchased and held by
Harbor Drive Special Situations Master Fund, Ltd., a Cayman limited company ("Harbor Drive Master Fund"). Pursuant to an investment agreement, Harbor Drive Asset Management LLC, an Illinois limited liability company ("Harbor Drive Management"), has the investment and voting power with respect to the securities held by Harbor Drive Master Fund. CRT Capital Holdings LLC, a Delaware limited liability company ("CRT Holdings"), owns all the equity interests in and is the sole managing member of Harbor Drive Management. C. Michael Vaughn and J. Christopher Young are the two managing members, and share control, of CRT Holdings and through it Harbor Drive Management and Harbor Drive Master Fund. In accordance with Instruction 5(b)(iv) for the purposes of Section 16, the entire amount of the Issuer's securities held by Harbor Drive Master Fund is reported herein. C. Michael Vaughn and J. Christopher Young have an indirect indeterminate pecuniary interest in the Warrants held by Harbor Drive Master Fund and disclaim beneficial ownership of any of these securities for the purposes of Section 16 except to the extent of such interest and this report shall not be deemed an admission that either such reporting person is the beneficial owner for the purposes of Section 16 or for any other purpose. J. Christopher Young disclaims any beneficial ownership of any of the Warrants held by C. Michael Vaughn and this report shall not be deemed an admission that such reporting person is the beneficial owner of such securities for purposes of
Section 16 or for any other purposes.